Exhibit 99.1
THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
March 4, 2008
REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations
The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on March 4, 2008. Each of the matters is described in greater detail in the Notice of the 176th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.
1.	Election of Directors
Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	547,931,113	98.73	7,020,357	1.27
C.J. Chen	552,485,083	99.56	2,466,429	0.44
N. Ashleigh Everett	548,461,294	98.83	6,490,218	1.17
John C. Kerr	548,393,287	98.82	6,558,225	1.18
The Hon. Michael J.L. Kirby	546,927,723	98.55	8,023,789	1.45
Laurent Lemaire	547,510,499	98.66	7,441,013	1.34
John T. Mayberry	548,417,471	98.82	6,531,277	1.18
Elizabeth Parr-Johnston	547,517,321	98.67	7,403,761	1.33
Alexis E. Rovzar de la Torre	548,006,851	98.75	6,941,908	1.25
Arthur R.A. Scace	547,473,608	98.65	7,477,804	1.35
Allan C. Shaw	548,536,226	98.84	6,415,186	1.16
Paul D. Sobey	548,431,490	98.83	6,518,318	1.17
Barbara S. Thomas	548,319,042	98.80	6,632,370	1.20
Richard E. Waugh	549,101,530	98.95	5,849,882	1.05

Percentages shown in items 1 and 2 are expressed as a percentage of the total number of votes cast and withheld.
2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
553,642,230	99.76	1,307,653	0.24

Fourteen Shareholder Proposals were defeated.
3.	Shareholder Proposal No. 1

Advisory vote on executive compensation.

Votes For	% For	Votes Against	% Against
216,509,793	39.24	335,246,912	60.76

4.	Shareholder Proposal No. 2

A 10% increase in the dividend distributed to shareholders who keep their securities for more than two years.

Votes For	% For	Votes Against	% Against
4,814,872	0.87	546,982,540	99.13

5.	Shareholder Proposal No. 3

Voting rights granted for shares held for a minimum of one year.

Votes For	% For	Votes Against	% Against
8,877,104	1.61	543,009,487	98.39

6.	Shareholder Proposal No. 4

Compensation premiums for employees.

Votes For	% For	Votes Against	% Against
6,636,781	1.20	545,252,052	98.80

7.	Shareholder Proposal No. 5

Gender parity on the board of directors.

Votes For	% For	Votes Against	% Against
18,181,112	3.29	533,695,133	96.71

8.	Shareholder Proposal No. 6

Information on pay equity.

Votes For	% For	Votes Against	% Against
19,661,185	3.56	532,220,978	96.44

9.	Shareholder Proposal No. 7

Prior shareholders approval of the compensation policy for executive officers.

Votes For	% For	Votes Against	% Against
27,935,423	5.06	523,949,256	94.94

10.	Shareholder Proposal No. 8

No option exercise prior to the end of the executive officers’ mandates.

Votes For	% For	Votes Against	% Against
21,699,293	3.93	530,168,386	96.07

11.	Shareholder Proposal No. 9

Disclosure of interests in hedge funds and high-risk mortgage loans.

Votes For	% For	Votes Against	% Against
91,511,105	16.58	460,358,278	83.42

12.	Shareholder Proposal No. 10

Cumulative voting for the election of directors.

Votes For	% For	Votes Against	% Against
25,577,801	4.63	526,294,624	95.37

13.	Shareholder Proposal No. 11

Directors must put shareholders’ interests first.

Votes For	% For	Votes Against	% Against
15,336,715	2.78	536,538,164	97.22

14.	Shareholder Proposal No. 12

Re-examine executive compensation for proper disclosure.

Votes For	% For	Votes Against	% Against
21,683,887	3.93	530,197,067	96.07

15.	Shareholder Proposal No. 13

Shift executive compensation to charitable purposes.

Votes For	% For	Votes Against	% Against
3,229,825	0.59	547,934,906	99.41

16.	Shareholder Proposal No. 14

Majority voting shall be given full effect.

Votes For	% For	Votes Against	% Against
42,100,758	7.64	509,066,904	92.36